UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DOCUMENT CAPTURE TECHNOLOGIES, INC.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

25614C 10 8

(CUSIP number)

Jennifer M. Daniels

General Counsel

NCR Corporation

3097 Satellite Blvd.

Duluth, GA 30096

(Name, address and telephone number of person authorized to receive notices and communications)

November 15, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614C 10 8	13D	Page 2 of 4 pages

1	Names of reporting persons NCR Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,722,008(1)
	8	Shared voting power
	9	Sole dispositive power 7,722,008(1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 7,722,008(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 30.13%(2)
14	Type of reporting person (see instructions) CO
(1)	Includes 3,861,004 shares of common stock subject to a two-year option that is currently exercisable.
(2)	Such percentage reflects the ratio that the number of shares of common stock that the Reporting Person may be deemed to beneficially own bears to the 21,770,276 shares of the Issuer’s common stock outstanding at November 11, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) plus the 3,861,004 shares subject to the currently exercisable option granted to the Reporting Person in connection with the transactions described in this Schedule 13D.

CUSIP No. 25614C 10 8	13D	Page 3 of 4 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D that was originally filed by NCR Corporation (“NCR”) with the Securities and Exchange Commission on August 16, 2010 (the “Statement”) with respect to the common stock, par value $0.001 per share, of Document Capture Technologies, Inc. (the “Issuer”). This Amendment No. 1 is being filed to reflect a change in the percentage of the Issuer’s common stock beneficially owned by NCR. The change results from a reduction in the Issuer’s outstanding shares of common stock (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010).

This Amendment No. 1 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

(a) – (b) The Shares and the Option Shares together represent 30.13% of the Issuer’s outstanding shares of Common Stock. Such percentage reflects the ratio that (i) the Shares and the Option Shares bear to (ii) the 21,770,276 shares of Common Stock outstanding at November 11, 2010 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010) plus the Option Shares. NCR has sole power to vote and dispose of the Shares. NCR beneficially owns the Option Shares, and would have the sole power to vote and dispose of the Option Shares upon the exercise of the Option.

(c) The information set forth in Item 6 of this Statement is incorporated into this Item 5(c) by reference. Except for the transactions described herein, no transactions in shares of Common Stock of the Issuer were effected by NCR during the past sixty days.

(d) No person other than NCR is known by NCR to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Option Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2010	NCR CORPORATION

	By:	/s/ Jennifer M. Daniels
Jennifer M. Daniels
Senior Vice President and General Counsel